Free Writing Prospectus
Registration Statement No. 333-131266
Dated August 19, 2008
Filed pursuant to Rule 433

Contacts:	Jennifer Sala Morgan Stanley 212.762.6885

Mike MacMillan MacMillan Communications 212.473.4442 mike@macmillancom.com

STRENGTHENING U.S. DOLLAR PUSHES MARKET CAPITALIZATION IN
MARKET VECTORS-DOUBLE SHORT EURO ETN ABOVE $50,000,000

Daily trading volume increases in August to an average of 112,000

NEW YORK, (August 19, 2008) – Morgan Stanley announced today that its exchange-traded note, the Market Vectors-Double Short Euro ETN (ticker: DRR), has surpassed $50,000,000 in market capitalization since trading began on May 7, 2008.  DRR seeks to provide leveraged directional short exposure to the euro/U.S. dollar exchange rate and is traded on NYSE Arca.

Between the onset of trading on May 7, 2008 and close of business on August 18, 2008, DRR has produced a total return of approximately 10.53%.1 In comparison, the U.S. dollar has gained approximately 5.40% against the euro.  This recent historical performance is not an indication that DRR's return is likely to remain positive in the future and there can be no assurance that DRR's future performance will result in holders of DRR receiving a positive return on their investment.

DRR trading volume has grown substantially in recent weeks also, reflecting a recent strengthening of the U.S. dollar versus the euro. Since inception through close of business on August 18, 2008, daily DRR volume averaged approximately 28,000 ETNs.  Since August 1, it has averaged approximately 112,000 ETNs a day.  This trading volume may decrease, possibly to zero, at any time in the future and we cannot assure any investor that there will always be a liquid market for DRR.

The Double Short Euro ETN (DRR) is designed to offer an investable alternative to a two-times leveraged, short investment in the euro. The underlying index is the Double Short Euro Index (ticker: DSHRTEUR), which was developed by Morgan Stanley and is maintained by Standard & Poor’s.  As the Index is two-times leveraged, for every 1% weakening of the euro relative to the U.S. dollar, the level of the Index will generally increase by 2%, while for every 1% strengthening of the euro relative to the U.S. dollar, the Index will generally decrease by 2%.

“Market Vectors-Double Short Euro ETN should appeal to investors who are interested in profiting from a strengthening of the U.S. dollar relative to the euro,” said Jan van Eck, Principal of Van Eck Global.  “This ETN provides investors a more capital-efficient way to take a directional position on the euro.”

“With investors increasingly looking for vehicles to access currencies, DRR provides a simple way for investors to express a leveraged bearish view on the euro,” said Jeffrey Barany, Managing Director, Structured Product Origination at Morgan Stanley.

Van Eck/Page 2

Market Vectors Currency ETNs are senior, unsecured debt securities of Morgan Stanley that deliver exposure to the exchange rate of a specific foreign currency. The ETNs are issued by Morgan Stanley and New York-based investment manager Van Eck Global is the exclusive marketer.  Investors may trade ETNs on an exchange at market price or receive, at maturity (including upon acceleration) or upon early redemption2, a cash payment from the issuer based on the applicable index performance, less investor fees.

The Double Short Euro ETN is one of Market Vectors’ currency ETNs, which includes Market Vectors-Double Long Euro ETN (URR), Market Vectors-Chinese Renminbi/USD ETN (CNY) and Market Vectors-Indian Rupee/USD ETN (INR).

1Source of total return, EUR depreciation and average daily volume: Bloomberg.
2You must own a large block of ETNs, typically 50,000 units, in order to request early redemption.

Potential investors can get information on these ETNs by visiting marketvectorsETNs.com.

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About Morgan Stanley
Morgan Stanley (NYSE: MS) is a leading global financial services firm providing a wide range of investment banking, securities, investment management and wealth management services.  The Firm's employees serve clients worldwide including corporations, governments, institutions and individuals from more than 600 offices in 33 countries.

About Van Eck Global
Van Eck Global was founded in 1955.  Under Van Eck’s Market Vectors brand, the firm offers 15 ETFs and four additional ETNs.  Market Vectors exchange-traded products had an aggregate total of approximately $5.3 billion in assets under management as of August 18, 2008.

Van Eck has a 50+ year tradition of offering global investment choices in hard assets, emerging markets, precious metals including gold, and other specialized asset classes.  Van Eck Global investment products are designed for investors seeking innovative choices for portfolio diversification.

Morgan Stanley, the issuer of the Market Vectors Currency ETNs, has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Morgan Stanley has filed with the SEC for more complete information about the issuer and the offering of the Market Vectors Currency ETNs. You may get these documents for free by visiting the Van Eck Securities Corporation Web site at marketvectorsETNS.com or EDGAR on the SEC Web site at sec.gov.  Alternatively, you may request a free copy of the prospectus by calling Van Eck Securities Corporation at 1.888.MKT.VCTR; you may also request a copy from Morgan Stanley or any other dealer participating in this offer.

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